Exhibit 21.1
Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation
Cempra Pharmaceuticals, Inc.	Delaware
CEM-102 Pharmaceuticals, Inc.	Delaware
Melinta Subsidiary Corp.	Delaware
Rempex Pharmaceuticals, Inc.	Delaware
Targanta Therapeutics Corporation	Delaware
Rib-X Therapeutics Ltd	United Kingdom
Rempex London Limited	United Kingdom